UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person*
   Tracy L. Warner
   3901 7th Avenue South, Suite 200
   Seattle, WA 98108

2. Issuer Name and Ticker or Trading Symbol
   BRIAZZ, Inc. (BRZZ)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   05/2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President Finance, Chief Financial Officer, Treasurer and
   Secretary

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

____________________________________________________________________________________________________________________________________
Table I -- Non-Derviative Securties Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1. Title of Security     |2.      |3.     |4. Securities Acquired (A)     |5.Amount of     |6. Ownership   | 7.Nature of Indirect  |
                         |  Transaction   |   or Disposed of (D)          |  Securities    |   Form: Direct|   Beneficial Ownership|
                         |        |       |                               |  Beneficially  |   (D) or      |                       |
                         |        |    |  |                 | A/ |        |  Owned at      |   Indirect(I) |                       |
                         |Date    |Code|V |   Amount        | D  | Price  |  End of Month  |               |                       |
___________________________________________________________________________________________________________________________________|
Common Stock             |5/30/   | P  |  |    2000         | A  |  $1.49 |    4000        |        D      |                       |
                         |02      |    |  |                 |    |        |                |               |                       |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|


____________________________________________________________________________________________________________________________________

Table II -- Derviative Securties  Acquired,  Disposed of, or Beneficially  Owned
     (e.g.,   puts,   calls,   warrants,   options,   convertible   securitites)
____________________________________________________________________________________________________________________________________
1.Title of Deriviative|2. Con- |3.   |4.     |5.Number of De|6.Date Exer  |7.Title and Amount|8.Price|9.Number  |10.|11.Nature of  |
  Security            |version |Transaction  |rivative Secu |cisable and  |  of Underlying   |of Deri|of Deriva |Dir|   Indirect   |
                      |or Exer |     |       |rities Acqui  |Expiration   |  Securities      |vative |tive      |ect|   Benficial  |
                      |cise    |     |       |red (A) or Dis|Date (Month/ |                  |Secu   |Securities|(D)|   Ownership  |
                      |Price of|     |       |posed of (D)  |Day/Year)    |                  |rity   |Benefi    |or |              |
                      |Deriva- |     |       |              |Date  |Expir |                  |       |ficially  |Ind|              |
                      |tive    |     |       |              |Exer- |ation |  Title and Number|       |Owned at  |ire|              |
                      |Secu-   |     |    |  |              |cisa- |Date  |  of shares       |       |End of    |ct |              |
                      |rity    |Date |Code|V | A |  D       |ble   |      |                  |       |Month     |(I)|              |
___________________________________________________________________________________________________________________________________|
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$4.70   |     |    | |       |        |(1)   |6/7/  |Common     |19858|       |19858     |D  |              |
(Right to purchase)   |        |     |    | |       |        |      |11    |Stock      |     |       |          |   |              |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$1.50   |     |    | |       |        |(2)   |11/1  |Common     |15000|       |15000     |D  |              |
(Right to purchase)   |        |     |    | |       |        |      |09    |Stock      |     |       |          |   |              |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$1.50   |     |    | |       |        |(3)   |11/1  |Common     |10000|       |10000     |D  |              |
(Right to purchase)   |        |     |    | |       |        |      |10    |Stock      |     |       |          |   |              |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$6.00   |     |    | |       |        |(4)   |1/24  |Common     |2142 |       |2142      |D  |              |
(Right to purchase)   |        |     |    | |       |        |      |11    |Stock      |     |       |          |   |              |
-----------------------------------------------------------------------------------------------------------------------------------|
_________________________________________________________________________________________________________________________________|

Explanation of Responses:

(1) The option becomes exercisable for 4,965 shares on each of the first two anniversaries of June 7, 2001 and for 4,964 shares on each of the next two anniversaries of that date.
(2) The option became exercisable for 3,750 shares on each of the first two anniversaries of November 1, 1999 and becomes exercisable for 3,750 shares on each of the next two anniversaries of that date.
(3) The option became exercisable for 1,250 shares on November 1, 2001 and becomes exercisable for 1,250 shares on each of the first three anniversaries of November 1, 2001.
(4) The option became exercisable for 536 on January 24, 2002 and becomes exercisable for 536 shares on February 24, 2003 and for 535 shares on each of the next two anniversaries of that date.


                          /s/ Tracy L. Warner                  6/10/02
                          -------------------------------      --------------
                          **Signature of Reporting Person      Date



** Intentional misstatements of omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001 an 15 U.S.C. 78ff(a).